Targa Resources Corp. 811 Louisiana, Suite 2100 Houston, Texas 77002-1400 www.targaresources.com

December 29, 2021

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for Fiscal Year Ended December 31, 2020

Response dated December 17, 2021

File No. 001-34991

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2021, with respect to Form 10-K for Fiscal Year Ended December 31, 2020 (the “Form 10-K”) and Form 8-K dated August 5, 2021, File No. 001-34991(the “Form 8-K” and together with the Form 10-K, the “Subject Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the referenced Subject Filing unless otherwise specified.

Supplemental Response Dated December 17, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 62

1.

We note your response to prior comment 1. Tell us how you concluded that the non-GAAP measure segment adjusted gross margin is appropriately named considering that you believe segment operating margin is the most directly comparable GAAP-basis measure.

RESPONSE:

In response to the Staff’s comment, we will change the caption for adjusted gross margin for our segments to “adjusted operating margin” in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2021.

Securities and Exchange Commission

December 29, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins LLP